UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number:  1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers' Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

MATERIAL FACT

Presentation of the Judicial Reorganization Plan

Oi S.A. – In Judicial Reorganization (“Company”), in accordance with Article 157, paragraph 4 of Law No. 6,404/76 (“LSA”), informs its shareholders and the market in general that, in a meeting held on this date, the Company’s Board of Directors approved the terms and conditions of the Oi Companies’ joint judicial reorganization plan, as well as the presentation of such plan in the Oi Companies’ judicial organization proceeding, currently underway in the 7th Corporate Court of the Judicial District of the State Capial of Rio de Janeiro (“Judicial Reorganization Plan”).

The Judicial Reorganization Plan establishes the terms and conditions proposed for the principal measures that may be adopted, with the goal of overcoming the Oi Companies’ current financial and economic situation and ensuring their ongoing continuity, including measures for (i) the restructuring and equalization of its liabilities; (ii) the exploration and adoption of measures during the judicial reorganization aimed at obtaining new financial resources and (iii) the possible sale of fixed assets.

The Judicial Reorganization Plan is available to the Company’s shareholders at the Company’s headquarters and on its website (www.oi.com.br/ri). A copy of this material will also be available on the Empresas.NET System of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM), as well as the website of BM&FBovespa (www.bmfbovespa.com.br). A translated copy of the material presented to the CVM will also be sent as soon as possible to the U.S. Securities and Exchange Commission on Form 6-K.

The Company will keep its shareholders and the market informed of any development of the subject matters of this Material Fact and will timely disclose, as permitted by current law and regulations, further information with respect to its judicial reorganization.

Rio de Janeiro, September 5, 2016.

Oi S.A. – In Judicial Reorganization
Flavio Nicolay Guimarães
Chief Financial and Investor Relations Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2016

OI S.A. – In Judicial Reorganization

By:  /s/ Flavio Nicolay Guimarães

Name: Flavio Nicolay Guimarães

Title: Chief Financial Officer and Investor Relations Office